Exhibit 99.2

4Q05	% Net Sales	4Q04	% Net Sales	% Ch.
Gross Sales	1,558.6	116.0	1,577.2	115.5	(1.2)
Domestic Market	873.6	65.0	855.9	62.7	2.1
Exports	685.0	51.0	721.2	52.8	(5.0)
Net Sales	1,343.3	100.0	1,365.9	100.0	(1.7)
Gross Profit	396.3	29.5	379.2	27.8	4.5
EBIT	146.4	10.9	135.6	9.9	7.9
Net Income	109.1	8.1	84.3	6.2	29.4
EBITDA	175.7	13.1	156.4	11.5	12.3
EPS*	2.45		1.89		29.4
Frozen and Chilled Products (thousand tons)	340.0		320.1		6.2

*Earnings per share (in Reais), excluding treasury shares

HIGHLIGHTS

In millions of Brazilian Reais

2005	% Net Sales	2004	% Net Sales	% Ch.
Gross Sales	5,873.3	114.2	5,567.3	114.0	5.5
Domestic Market	3,035.8	59.0	2,840.1	58.2	6.9
Exports	2,837.5	55.1	2,727.2	55.8	4.0
Net Sales	5,145.2	100.0	4,883.3	100.0	5.4
Gross Profit	1,459.3	28.4	1,350.9	27.7	8.0
EBIT	547.2	10.6	498.3	10.2	9.8
Net Income	361.0	7.0	295.6	6.1	22.1
EBITDA	655.7	12.7	595.0	12.2	10.2
EPS*	8.11		6.64		22.1
Frozen and Chilled Products (thousand tons)	1,268.9		1,141.3		11.2

*Earnings per share (in Reais), excluding treasury shares

HIGHLIGHTS

In millions of Brazilian Reais

PERDIGÃO

9.0%
8.4%
8.3%
10.6%
13.1%
9.1%
17.3%
10.1%
10.0%
12.2%
12.7%
68
75
94
131
206
160
421
293
383
595
656
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
EBITDA
EBITDA Margin

EBITDA

In millions of Brazilian Reais

    CAGR :25.4%

Base: 31.12.05

Base: 12.31.05

Previ BB

15.3%

Petros

11.1%

Foreign Investors

23.4%

Domestic Investors

15.8%

Treasury Shares

0.3%

BNDES-FAPES

4.6%

Sistel

6.4%

ADR's (NYSE)

2.9%

Weg

7.5%

Real Grandeza

3.5%

Previ-Banerj

1.5%

Valia

4.1%

Bradesco Companies

3.6%

SHAREHOLDERS´
COMPOSITION

2005
Salami
1.8%
Others
2.1%
Ham
16.0%
Sausage
36.9%
Bologna
Sausage
20.2%
Frankfurter
23.0%

2004
Salami
1.9%
Others
2.2%
Ham
15.3%
Sausage
38.5%
Bologna
Sausage
19.4%
Frankfurter
22.7%

In volumes

Source

: AC

Nielsen

YTD.: Jan

-

Dec

In volumes

Source

: AC

Nielsen

YTD.: Jan

-

Dec

2005/2004

10.2%

2004/2003

9.5%

2005/1995

6.7%

Change

Annual Average Growth

SPECIALTY MEATS
CONSUMPTION

PERDIGÃO

25.0
26.7
27.5
25.5
24.4
24.9
24.4
24.6
24.8
24.8
24.7
25.5
25.1
16.4
16.4
18.4
19.3
21.7
22.8
23.6
23.9
24.2
24.1
24.7
24.7
24.2
8.8
9.5
9.6
9.4
8.3
6.6
8.3
9.6
6.3
7.4
8.2
8.2
8.2
2.9
1.8
2.5
3.0
3.8
4.3
5.1
5.3
6.6
5.3
4.5
4.4
4.3
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Nov-Dec/05
Perdigão
Sadia
Aurora
Seara

In volumes

Source

: AC

Nielsen

YTD.: Jan

-

Dec

In volumes

Source

: AC

Nielsen

YTD.: Jan

-

Dec

MARKET SHARE
SPECIALTY MEATS (%)

2005
Others
5.2%
Steaks
17.2%
Hamburgers
40.9%
Cuts
9.9%
Meatballs
2.3%
Nuggets
22.3%
Kibes
2.2%

2004
Others
5.5%
Steaks
17.1%
Hamburgers
38.7%
Cuts
9.6%
Meatballs
2.5%
Nuggets
24.1%
Kibes
2.5%

In volumes

Source

: AC

Nielsen

YTD.:

Dec

-

Nov

In volumes

Source

: AC

Nielsen

YTD.:

Dec

-

Nov

7.3%

13.8%

13.1%

2005/1995

Annual

Average

Growth

Change

2005/2004

2004/2003

7.3%

13.8%

13.1%

2005/1995

Annual

Average

Growth

Change

2005/2004

2004/2003

FROZEN MEATS
CONSUMPTION

53.1
48.6
47.8
48.0
47.9
51.5
47.9
43.0
37.6
37.7
37.4
37.1
30.3
31.1
31.2
31.0
25.5
33.4
34.2
33.9
34.3
15.1
13.6
9.3
10.1
13.0
9.0
8.8
7.2
7.0
6.8
6.4
6.9
8.4
6.0
4.5
6.6
9.1
9.0
7.8
7.0
4.6
5.4
5.6
6.1
5.3
5.2
4.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Perdigão
Sadia
Da Granja
Seara

In volumes

Source

: AC

Nielsen

YTD.:

Dec

-

Nov

In volumes

Source

: AC

Nielsen

YTD.:

Dec

-

Nov

MARKET SHARE
FROZEN MEATS

4.5

36.8

34.7

3.7

oct –
nov  05

PERDIGÃO

95.6
78.9
62.3
58.3
55.1
57.4
57.9
53.4
54.0
0.0
15.8
31.9
32.3
37.9
34.8
38.0
38.1
37.6
1998
1999
2000
2001
2002
2003
2004
2005
Oct - Nov 2005
Perdigão
Sadia

In volumes

Source

: AC

Nielsen

YTD.:

Dec

-

Nov

In volumes

Source

: AC

Nielsen

YTD.:

Dec

-

Nov

CHANGE

2005/2004

13.4%

2004/2003

6.4%

Annual

Average

Growth

2005/1998

22.8%

CHANGE

2005/2004

13.4%

2004/2003

6.4%

Annual

Average

Growth

2005/1998

22.8%

CHANGE

2005/2004

13.4%

2004/2003

6.4%

Annual

Average

Growth

2005/1998

22.8%

MARKET SHARE
PASTA (%)

PERDIGÃO

37.5
37.5
30.9
30.2
34.1
29.2
29,3
10.3
14.9
23.4
28.5
30.6
32.2
31,9
2000
2001
2002
2003
2004
2005
Nov - Dec 2005
Perdigão
Sadia

In volumes

Source

: AC

Nielsen

YTD.: Jan

-

Dec

In volumes

Source

: AC

Nielsen

YTD.: Jan

-

Dec

CHANGE

2005/2004

16.2%

2004/2003

2.8%

ANNUAL

AVERAGE

GROWTH

2005/2000

15.7%

CHANGE

2005/2004

16.2%

2004/2003

2.8%

ANNUAL

AVERAGE

GROWTH

2005/2000

15.7%

CHANGE

2005/2004

16.2%

2004/2003

2.8%

ANNUAL

AVERAGE

GROWTH

2005/2000

15.7%

MARKET SHARE
PIZZAS (%)

Domestic Market	Tons (thousand) 4Q 05	4Q 04	% Ch.	Sales (R$ million) 4Q 05	4Q 04	% Ch.
In-Natura	15.9	11.7	36.1	61.0	48.0	26.9
Poultry	13.1	9.2	42.4	51.5	38.4	33.9
Pork/beef	2.8	2.5	13.1	9.5	9.6	(1.4)
Elaborated/Processed (meats)	144.6	135.4	6.8	715.6	681.1	5.1
Other Processed	6.3	5.8	7.8	47.6	45.2	5.4
Total Frozen and Chilled	**166.8**	**152.9**	**9.0**	**824.2**	**774.3**	**6.4**
Soybean Products	14.6	33.2	(56.2)	12.1	47.6	(74.6)
Others	-	-	-	37.4	34.1	9.7
Total	**181.3**	**186.2**	**(2.6)**	**873.6**	**855.9**	**2.1**
Total Elaborated/Processed	150.9	141.3	6.8	763.2	726.3	5.1

Exports	Tons (thousand) 4Q 05	4Q 04	% Ch.	Sales (R$ million) 4Q 05	4Q 04	% Ch.
In-Natura	139.5	141.4	(1.3)	522.5	565.0	(7.5)
Poultry	109.7	117.0	(6.3)	392.1	429.1	(8.6)
Pork/beef	29.9	24.4	22.2	130.4	135.9	(4.0)
Elaborated / Processed (meats)	33.3	25.6	30.0	160.5	153.5	4.6
Total Frozen and Chilled	**173.2**	**167.2**	**3.6**	**685.0**	**719.5**	**(4.8)**
Total	**173.2**	**167.3**	**3.5**	**685.0**	**721.2**	**(5.0)**
Total Elaborated / Processed	33.7	25.8	30.7	162.5	154.5	5.2

SALES 4th QUARTER

Domestic Market	Tons (thousand) 2005	2004	% Ch.	Sales (R$ million) 2005	2004	% Ch.
In-Natura	59.2	46.2	28.3	225.1	180.7	24.6
Poultry	49.3	34.5	42.6	186.3	135.3	37.7
Pork/ beef	10.0	11.6	(14.0)	38.8	45.4	(14.4)
Elaborated/Processed (meats)	492.5	463.4	6.3	2,332.6	2,127.9	9.6
Other Processed	25.2	22.7	11.0	192.7	171.7	12.3
Total Frozen and Chilled	**576.9**	**532.2**	**8.4**	**2,750.4**	**2,480.2**	**10.9**
Soybean Products	119.9	146.6	(18.3)	155.9	235.0	(33.7)
Others	-	-	-	129.5	124.8	3.8
Total	**696.8**	**678.9**	**2.6**	**3,035.8**	**2,840.1**	**6.9**
Total Elaborated/Processed	517.7	486.1	6.5	2,525.3	2,299.6	9.8

Exports	Tons (thousand) 2005	2004	% Ch.	Sales (R$ million) 2005	2004	% Ch.
In-Natura	573.7	532.6	7.7	2,231.7	2,180.1	2.4
Poultry	453.5	441.2	2.8	1,653.0	1,723.3	(4.1)
Pork/beef	120.2	91.4	31.5	578.7	456.8	26.7
Elaborated / Processed (meats)	117.3	76.0	54.4	598.7	540.3	10.8
Total Frozen and Chilled	**692.0**	**609.1**	**13.6**	**2,835.7**	**2,723.5**	**4.1**
Total	**692.2**	**609.5**	**13.6**	**2,837.5**	**2,727.2**	**4.0**
Total Elaborated / Processed	118.3	76.4	54.7	604.1	543.4	11.2

SALES 2005

PERDIGÃO

24.8%
24.0%
0.6%
0.7%
9.2%
8.6%
2.6%
2.1%
0.3%
0.2%
1.0%
0.3%
11.2%
9.3%
10.6%
10.8%
20.6%
24.5%
11.5%
10.7%
2.5%
2.3%
5.1%
6.5%
Pork Process.-DS
Pork Cuts-DS
Poultry Process.-DS
Poultry Cuts-DS
Whole Poultry-DS
Pork Process.-E
Pork Cuts-E
Poultry Process.-E
Poultry Cuts-E
Whole Poultry-E
Other Process.
Soybean/Others
2005
2004
DS- Domestic Sales
E- Exports

BREAKDOWN OF
NET SALES (%)

2005
Other Countries 2.2%
Africa 3.5%
Middle East 18.4%
Eurasia 21.6%
Far East 26.0%
Europe 28.3%

2004
Other Countries 1.7%
Africa 3.5%
Middle East 18.8%
Eurasia 16.9%
Far East 27.8%
Europe 31.3%

EXPORTS BY REGION

% Net Sales

DEBT PROFILE

In millions of Brazilian Reais

On 12/31/05

On 12/31/04

Short - Term

Long - Term

Total

Total

% Ch.

Local Currency

250.2

132.7

382.8

518.8

(26.2)

Foreign Currency

298.5

992.7

1,291.2

652.8

97.8

Gross Debt

548.7

1,125.4

1,674.0

1,171.5

42.9

Cash Investments

Local Currency

169.0

-

169.0

166.7

1.4

Foreign Currency

648.7

91.6

740.4

231.0

220.5

Total Cash Investments

817.7

91.6

909.3

397.7

128.7

Net Debt

(269.0)

1,033.7

764.7

773.8

(1.2)

Exchange Rate Exposure - US$ Million

(84.8)

14.4

-

PERDIGÃO

	2005	2004
Operating Activities	**479.2**	**539.7**
Net Income for the Fiscal Year	361.0	295.6
Depreciation, Amortization and Depletion	117.3	105.3
Diferred Income Tax	2.7	22.9
Net Financial Expenses	62.6	24.1
Changes in Operating Turnover Accounts	(62.0)	90.8
Others	(2.4)	1.0
Flow from Investment Activities	**(242.3)**	**(102.8)**
Cash Investments	54.6	11.3
Investments in Fixed Assets	(301.5)	(129.9)
Business Acquisitions	(7.9)	-
Others	12.6	15.8
Financial Activities Flow	**329.0**	**(676.2)**
Loans, Financing and Debentures	414.2	(590.2)
Interest on Shareholders' Equity	(85.2)	(86.0)
Net Increase (Decrease) in Cash	**566.0**	**(239.4)**

CASH FLOW

In millions of Brazilian Reais

PERDIGÃO

	4Q 05	%Net Sales	4Q 04	%Net Sales	% Ch.
Gross Sales	**1,558.6**	**116.0**	**1,577.2**	**115.5**	**(1.2)**
Domestic Sales	873.6	65.0	855.9	62.7	2.1
Exports	685.0	51.0	721.2	52.8	(5.0)
Sales Returns	(215.3)	(16.0)	(211.3)	(15.5)	1.9
Net Sales	**1,343.3**	**100.0**	**1,365.9**	**100.0**	**(1.7)**
Cost of Sales	(947.1)	(70.5)	(986.7)	(72.2)	(4.0)
Gross Profit	**396.3**	**29.5**	**379.2**	**27.8**	**4.5**
Operating Expenses	(249.9)	(18.6)	(243.5)	(17.8)	2.6
Operating Income Bef. Finan. Exp.	**146.4**	**10.9**	**135.6**	**9.9**	**7.9**
Financial Expenses, net	(20.0)	(1.5)	(17.8)	(1.3)	12.3
Other Operating Results	(1.1)	(0.1)	(6.1)	(0.4)	(82.3)
Income from Operations	**125.3**	**9.3**	**111.7**	**8.2**	**12.1**
Nonoperating Income	(3.2)	(0.2)	(0.7)	(0.1)	334.7
Income Before Taxes	**122.1**	**9.1**	**111.0**	**8.1**	**10.0**
Income Tax and Social Contribution	(4.4)	(0.3)	(23.9)	(1.8)	(81.8)
Employees/Management Profit Sharing	(8.7)	(0.6)	(2.8)	(0.2)	211.6
Net Income	**109.1**	**8.1**	**84.3**	**6.2**	**29.4**
EBITDA	**175.7**	**13.1**	**156.4**	**11.5**	**12.3**

EBITDA – Earnings before interest, taxes, depreciation and amortization

CONSOLIDATED FINANCIAL
STATEMENTS – 4th Quarter

In millions of Brazilian Reais

PERDIGÃO

	2005	%Net Sales	2004	%Net Sales	% Ch.
Gross Sales	**5,873.3**	**114.2**	**5,567.3**	**114.0**	**5.5**
Domestic Sales	3,035.8	59.0	2,840.1	58.2	6.9
Exports	2,837.5	55.1	2,727.2	55.8	4.0
Sales Returns	(728.1)	(14.2)	(684.0)	(14.0)	6.4
Net Sales	**5,145.2**	**100.0**	**4,883.3**	**100.0**	**5.4**
Cost of Sales	(3,685.9)	(71.6)	(3,532.4)	(72.3)	4.3
Gross Profit	**1,459.3**	**28.4**	**1,350.9**	**27.7**	**8.0**
Operating Expenses	(912.0)	(17.7)	(852.6)	(17.5)	7.0
Operating Income Bef. Finan. Exp.	**547.2**	**10.6**	**498.3**	**10.2**	**9.8**
Financial Expenses, net	(82.7)	(1.6)	(117.8)	(2.4)	(29.8)
Other Operating Results	(8.9)	(0.2)	(8.6)	(0.2)	3.9
Income from Operations	**455.6**	**8.9**	**371.9**	**7.6**	**22.5**
Nonoperating Income	(4.5)	(0.1)	(3.5)	(0.1)	28.1
Income Before Taxes	**451.1**	**8.8**	**368.4**	**7.5**	**22.4**
Income Tax and Social Contribution	(62.5)	(1.2)	(47.3)	(1.0)	32.1
Employees/Management Profit Sharing	(27.6)	(0.5)	(25.5)	(0.5)	8.4
Net Income	**361.0**	**7.0**	**295.6**	**6.1**	**22.1**
EBITDA	**655.7**	**12.7**	**595.0**	**12.2**	**10.2**

EBITDA – Earnings before interest, taxes, depreciation and amortization

CONSOLIDATED FINANCIAL
STATEMENTS 2005

In millions of Brazilian Reais

PERDIGÃO

2005

Management/ Employees' Profit Sharing 1.5%
Retention 13.4%
Dividends 5.6%
Interest 3.2%
Human Resources 34.3%
Taxes 42.0%

2004

Management/ Employees' Profit Sharing 1.5%
Retention 12.3%
Dividends 5.3%
Interest 5.9%
Human Resources 32.4%
Taxes 42.6%

ADDED VALUE
DISTRIBUTION

PERDIGÃO

Main Indicators	12.31.2005	12.31.2004	% Ch.
Number of Employees	35,556	31,406	13.2
Net Sales per Employee/year - R$ thousands	144.7	155.5	(6.9)
Productivity per Employee (tons/year)	36.1	36.3	(0.6)

% Ch.

SOCIAL BALANCE

PERDIGÃO

PRGA4	2005	2004
Share Price - R$*	78.90	57.30
Traded Shares (volume)	36.9 million	33.6 million
Performance	37.7%	132.0%
Bovespa index	27.7%	17.8%
IGC - Brazil Corp. Gov. Index	43.8%	37.9%

PDA	2005	2004
Share Price - US$*	68.32	44.20
Traded ADRs (volume)	2.6 million	2.5 million
Performance	54.6%	154.8%
Dow Jones Index	(0.6%)	3.1%

**Closing Price*

SHARES PERFORMANCE

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
3,523
1,223
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Market Value
Book Value

SHAREHOLDERS´VALUE

In millions of Brazilian Reais

Volume (US$ million)
Price (US$)
200
180
160
140
120
100
80
60
40
20
-
40
36
32
28
24
20
16
12
8
4
0
Jan-01
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
PRGA4
PDA
Price PRGA (Average Ptax)

Average 2005: US$ 4.2 million/daily

MONTHLY
TRADED VOLUME

29%
46%
27%
27%
28%
31%
30%
66%
29%
30%
30%
9
5
12
16
13
14
51
5
36
89
108
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Shareholders´ Payout
% Net Income

SHAREHOLDERS´ PAYOUT

SHARES PERFOMANCE
COMPARED WITH
BOVESPA INDEX

70

90

110

130

150

Dec-04

Jun-05

Dec-05

Perdigão PN  138

Ibovespa  128

ADR PERFOMANCE
COMPARED WITH
DOW JONES INDEX

70

90

110

130

150

170

Dec-04

Jun-05

Dec-05

Dow Jones 99

Dow Jones 99

PDA 155

All

statements contained herein with regard

to

the

Company’s business prospects

,

projected results

and the potential growth

of

its business

are

mere

forecasts

,

based on

local

management

expectations

in

relation

to

the Company’s future

performance.

Dependent

as

they

are

on market

shifts and on the

overall performance of

the

Brazilian economy and the

sector

and

international markets

,

such estimates

are

subject

to

changes

.